Mercedes-Benz Auto Receivables Trust 2021-1
Investor Report
Collection Period Ended   31-Mar-2025

Amounts in USD

Dates

Collection Period No.	43	
Collection Period (from... to)	1-Mar-2025	31-Mar-2025
Determination Date	11-Apr-2025	
Record Date	14-Apr-2025	
Distribution Date	15-Apr-2025	
Interest Period of the Class A-1 Notes (from... to)	17-Mar-2025	15-Apr-2025 Actual/360 Days 29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Mar-2025	15-Apr-2025 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	332,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	560,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	560,000,000.00	13,769,499.87	0.00	13,769,499.87	24.588393	0.000000
Class A-4 Notes	130,000,000.00	130,000,000.00	128,462,293.58	1,537,706.42	11.828511	0.988171
Total Note Balance	**1,582,500,000.00**	**143,769,499.87**	**128,462,293.58**	**15,307,206.29**		

Overcollateralization	40,578,961.98	40,576,974.05	40,576,974.05	
Adjusted Pool Balance	1,623,078,961.98	184,346,473.92	169,039,267.63	
Yield Supplement Overcollateralization Amount	34,735,936.60	2,689,605.97	2,428,881.91	
Pool Balance	**1,657,814,898.58**	**187,036,079.89**	**171,468,149.54**	

	Amount	Percentage
Initial Overcollateralization Amount	40,578,961.98	2.50%
Target Overcollateralization Amount	40,576,974.05	2.50%
Current Overcollateralization Amount	40,576,974.05	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.210000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.460000%	5,278.31	0.009426	13,774,778.18	24.597818
Class A-4 Notes	0.730000%	79,083.33	0.608333	1,616,789.75	12.436844
Total		**$84,361.64**		**$15,391,567.93**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	15,092,221.12	(1) Total Servicing Fee	155,863.40
Interest Collections	556,287.10	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	226,747.51	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	203,230.38		
Purchase Amounts	93,626.86	(3) Interest Distributable Amount Class A Notes	84,361.64
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	62,779.51	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**16,234,892.48**	(6) Regular Principal Distributable Amount	15,307,206.29
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**16,234,892.48**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	687,461.15
		Total Distribution	**16,234,892.48**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	155,863.40	155,863.40	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	84,361.64	84,361.64	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	5,278.31	5,278.31	0.00
thereof on Class A-4 Notes	79,083.33	79,083.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	84,361.64	84,361.64	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	15,307,206.29	15,307,206.29	0.00
Aggregate Principal Distributable Amount	15,307,206.29	15,307,206.29	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,057,697.40
Reserve Fund Amount - Beginning Balance	4,057,697.40
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	13,772.63
minus Net Investment Earnings	13,772.63
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,057,697.40
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	13,772.63
Net Investment Earnings on the Collection Account	49,006.88
Investment Earnings for the Collection Period	62,779.51

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,657,814,898.58	44,343
Pool Balance beginning of Collection Period	187,036,079.89	15,243
Principal Collections	10,687,784.14	
Principal Collections attributable to Full Pay-offs	4,404,436.98	
Principal Purchase Amounts	93,412.46	
Principal Gross Losses	382,296.77	
Pool Balance end of Collection Period	171,468,149.54	14,623
Pool Factor	10.34%	

	As of Cutoff Date	Current
Weighted Average APR	3.59%	3.76%
Weighted Average Number of Remaining Payments	55.46	19.07
Weighted Average Seasoning (months)	9.86	51.98

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	168,137,799.28	14,446	98.06%
31-60 Days Delinquent	2,422,666.67	132	1.41%
61-90 Days Delinquent	710,068.07	35	0.41%
91-120 Days Delinquent	197,615.52	10	0.12%
Total	171,468,149.54	14,623	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.529%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Current Number of Receivables	Cumulative Amount	Cumulative Number of Receivables
Principal Gross Losses	382,296.77	27	31,850,405.33	1,253
Principal Net Liquidation Proceeds	226,002.19		13,280,192.38	
Principal Recoveries	196,356.17		9,446,734.26	
Principal Net Loss / (Gain)	(40,061.59)		9,123,478.69	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.268%)
Prior Collection Period	(0.300%)
Second Prior Collection Period	(0.212%)
Third Prior Collection Period	0.581 %
Four Month Average	(0.050%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.550%
Average Net Loss / (Gain)	7,281.31

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.